Exhibit 99.3

TELUS Corporation

Annual Information Form

for the year ended December 31, 2012

March 15, 2013

CAUTION REGARDING FORWARD-LOOKING STATEMENTS	3
CORPORATE STRUCTURE	5
DESCRIPTION OF THE BUSINESS AND GENERAL DEVELOPMENTS	7
EMPLOYEE RELATIONS	15
RISK FACTORS	15
FOREIGN OWNERSHIP RESTRICTIONS	16
REGULATION	18
COMPETITION	19
DIVIDENDS DECLARED	20
CAPITAL STRUCTURE OF TELUS	20
RATINGS	24
MARKET FOR SECURITIES	26
DIRECTORS AND OFFICERS	28
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	32
INTERESTS OF EXPERT	32
AUDIT COMMITTEE	32
MATERIAL CONTRACTS	35
TRANSFER AGENT AND REGISTRAR	35
ADDITIONAL INFORMATION	35
APPENDIX A: TERMS OF REFERENCE FOR THE AUDIT COMMITTEE	36

Each section of the Management’s Discussion & Analysis for the fiscal year ended December 31, 2012 (the “MD&A”) as well as the Management’s Discussion & Analysis for 2011 and 2010, that is referred to in this Annual Information Form (this “AIF”) is incorporated herein by reference, all of which are filed on SEDAR at sedar.com.  For greater certainty, notwithstanding references herein to the information circular, financial statements, the corporate social responsibility report and the telus.com website, these documents and website are not incorporated into this AIF.

In this AIF, unless otherwise stated, references to “TELUS”, “the Company”, “we”, “us” or “our” are to TELUS Corporation and all of its subsidiaries and wholly or majority-owned partnerships as a whole, except where it is clear that these terms mean only TELUS Corporation.

In this AIF, except where otherwise indicated, all references to dollars or $ are to Canadian dollars.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This document and the MD&A contain forward-looking statements about expected future events and financial and operating performance of TELUS Corporation. By their nature, forward-looking statements are subject to inherent risks and uncertainties, and require us to make assumptions. There is significant risk that assumptions, predictions and other forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause future performance, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed. Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements, and reserve the right to change, at any time at our sole discretion, our current practice of updating annual targets and guidance. Annual targets for 2013 and related assumptions are described in Sections 1.4 and 1.5 of the MD&A. Factors that could cause actual performance to differ materially include, but are not limited to:

•                  Competition including: continued intense competitive rivalry across all services among established telecommunications companies, advanced wireless services (“AWS”) entrants, cable-TV providers, other communications companies and emerging over-the-top (“OTT”) services; active price and brand competition; our ability to offer an enhanced customer service experience; industry growth rates including wireless penetration gain; network access line losses; subscriber additions and subscriber retention experience for wireless, TELUS TV® and TELUS high-speed Internet services; costs of subscriber acquisition and retention; pressures on wireless average revenue per subscriber unit per month (“ARPU”) such as through flat-rate pricing trends for voice and data, inclusive long distance plans for voice, and increasing availability of Wi-Fi networks for data; levels of smartphone sales and associated subsidy levels; and ability to obtain and offer data content across multiple devices on wireless and TV platforms.

•                  Technological substitution including: reduced utilization and increased commoditization of traditional wireline voice local and long distance services; increasing numbers of households that have only wireless telephone services; continuation of wireless voice ARPU declines such as through substitution to messaging and OTT applications like Skype; and OTT IP services that may cannibalize TV and entertainment services.

•                  Technology including: subscriber demand for data that could challenge wireless network and spectrum capacity and service levels; reliance on systems and information technology; broadband and wireless technology options, evolution paths and roll-out plans; reliance on wireless network access agreements; choice of suppliers and suppliers’ ability to maintain and service their product lines; wireless handset supplier concentration and market power; the expected benefits and performance of long-term evolution (“LTE”) wireless technology; dependence of rural LTE roll-out strategy on ability to acquire spectrum in the 700 MHz band; successful deployment and operation of new wireless networks and successful introduction of new products, new services and supporting systems; network reliability and change management (including risk of migration to new, more efficient Internet data centres (“IDCs”) and realizing the expected benefits); timing of future decommissioning of iDEN and CDMA wireless networks to redeploy spectrum and reduce operating costs, and the associated subscriber migration and retention risks; and successful upgrades and evolution of TELUS TV technology, which depends on third-party suppliers.

•                  Economic growth and fluctuations including: the strength and persistence of economic growth in Canada that may be influenced by economic developments in the United States, Europe, Asia and elsewhere; future interest rates; and pension investment returns and funding.

•                  Capital expenditure and spectrum licence expenditure levels in 2013 and beyond due to our wireless deployment strategy for LTE and future technologies, wireline broadband initiatives, new IDC initiatives, and Industry Canada wireless spectrum auctions, including auction of spectrum in the 700 MHz band expected in the second half of 2013 and the 2,500/2,690 MHz bands expected in 2014.

•                  Financing and debt requirements including ability to carry out refinancing activities.

•                  Ability to sustain growth objectives through 2013 including dividend growth of circa 10% per annum and CEO goals of generating low double-digit percentage annualized growth in earnings per share and greater growth in free cash flow, excluding spectrum costs. The growth objectives may be affected by factors such as regulatory and government developments and decisions, competitive environment, reasonable economic performance in Canada, and capital expenditure and spectrum auction requirements. The growth objectives are not necessarily indicative of earnings, dividends and free cash flow beyond 2013. There can be no assurance that we will initiate a normal course issuer bid in 2013 or that we will maintain a dividend growth model after 2013.

•                  Regulatory approvals and developments including: future spectrum auctions and the rules for the 700 MHz and 2,500-2,690 MHz bands (including the amount and cost of spectrum acquired) or other spectrum purchases; whether application and ongoing enforcement of new regulatory safeguards regarding vertical integration by competitors into broadcast content ownership prove to be effective; compliance with restrictions on non-Canadian ownership of TELUS Common Shares; developments and changes in foreign ownership levels of TELUS;  increased foreign control of certain AWS wireless entrants; interpretation and application of tower sharing and roaming rules; and amendments to consumer protection legislation by several provinces and a new Canadian Radio-television and Telecommunications Commission (“CRTC”) proceeding to establish a mandatory code and clarity for consumers in respect of terms and conditions of wireless services, where non-harmonized provincial rules create risk of significant compliance costs.

•                  Human resource matters including employee retention and recruitment.

•                  Ability to successfully implement cost reduction initiatives and realize expected savings net of restructuring costs, such as from business integrations, business process outsourcing, internal offshoring and reorganizations, procurement initiatives and administrative office consolidation, without losing customer service focus or negatively impacting client care.

•                  Process risks including: reliance on legacy systems and ability to implement and support new products and services; implementation of large enterprise deals that may be adversely impacted by available resources and degree of co-operation from other service providers; and real estate joint venture development risks.

•                  Tax matters including a general tendency by tax collection authorities to adopt more aggressive auditing practices; possible higher than currently forecast corporate income tax rates in the future; the Canadian federal government’s enacted policy change that eliminates the ability to defer income taxes through the use of different tax year-ends for operating partnerships and corporate partners, which is expected to increase income tax payments commencing in 2014; costs and complexity of complying with the Province of British Columbia’s reversal of its harmonized sales tax back to a separate provincial sales tax and federal goods and services tax, as well as the Province of Quebec’s sales tax harmonization; and international tax complexity and compliance.

•                  Business continuity events including: human-caused threats such as electronic attacks and human errors; equipment failures; supply chain disruptions; natural disaster threats; and effectiveness of business continuity and disaster recovery plans and responses.

•                  Acquisitions or divestitures including realizing expected strategic benefits.

•                  Health, safety and environmental developments; Litigation and legal matters; and other risk factors discussed herein and listed from time to time in our reports and public disclosure documents including our annual report and other filings with securities commissions in Canada (on SEDAR at sedar.com) and in our filings in the United States (on EDGAR at sec.gov). For further information, see Section 10: Risks and risk management in the MD&A.

CORPORATE STRUCTURE

Name, address and incorporation

TELUS was incorporated under the Company Act (British Columbia) (the B.C. Company Act) on October 26, 1998 under the name BCT.TELUS Communications Inc. (“BCT”). On January 31, 1999, pursuant to a court-approved plan of arrangement under the Canada Business Corporations Act among BCT, BC TELECOM Inc. (“BC TELECOM”) and the former Alberta-based TELUS Corporation (“TC”), BCT acquired all of the shares of BC TELECOM and TC in exchange for common shares and non-voting shares of BCT, and BC TELECOM was dissolved. On May 3, 2000, BCT changed its name to TELUS Corporation and in February 2005, the Company transitioned under the Business Corporations Act (British Columbia), successor to the B.C. Company Act. On February 4, 2013, in accordance with the terms of a court-approved plan of arrangement under the Business Corporations Act (British Columbia), TELUS exchanged all of its issued and outstanding Non-Voting Shares into Common Shares on a one-for-one basis (the “Share Exchange”).

TELUS maintains its registered office at Floor 5, 3777 Kingsway, Burnaby, British Columbia (B.C.) and its executive office at Floor 8, 555 Robson Street, Vancouver, B.C.

Intercorporate relationships and TELUS subsidiaries

The only material subsidiary of TELUS is TELUS Communications Inc. (“TCI”), being the only subsidiary which owned assets that constitute more than 10% of the consolidated assets of TELUS and that generated sales and operating revenues that exceed 10% of the consolidated sales and operating revenues of TELUS for the year ended December 31, 2012. In addition, all of the assets, sales and operating revenues of TELUS’ other subsidiaries (other than TCI), together do not exceed 20% of our total consolidated assets and 20% of our total consolidated sales and operating revenues as at December 31, 2012.

TELUS’ wireline and wireless businesses are primarily operated through TELUS Communications Company (“TCC”). TCC is a partnership organized under the laws of B.C. whose partners are TCI and TELE-MOBILE Company (“TELE-MOBILE”).

As part of a year-end internal reorganization in 2008, Emergis Inc. (“Emergis”), a TELUS subsidiary acquired in January 2008, became a partner of TELE-MOBILE. In addition, TELUS Services Inc. and TELUS Communications (Québec) Inc. converted their shareholdings in TCI from preferred shares to ordinary shares.

The following organization chart sets forth the relationships between these subsidiaries and partnerships, as well as their respective jurisdictions of incorporation or establishment and TELUS ownership as at December 31, 2012

DESCRIPTION OF THE BUSINESS AND GENERAL DEVELOPMENTS

Who we are

TELUS is one of Canada’s largest telecommunications companies, providing a wide range of telecommunications services and products including wireless, data, Internet protocol, voice and television. In 2012, we generated $10.9 billion in revenue and had approximately 13.1 million subscriber connections. This included 7.7 million wireless subscribers, 3.4 million wireline network access lines, 1.4 million Internet subscribers and 678,000 TELUS TV subscribers.

We earn the majority of our revenue from access to, and the use of, our telecommunications infrastructure, and from providing products and services that facilitate access to and usage of this infrastructure.

Organization

Our wireless and wireline businesses are integrated to leverage the convergence of technologies, to provide integrated solutions differentiating us from our competitors and to improve operating efficiency and effectiveness. Our operating segments regularly reported to our Chief Executive Officer (our chief operating decision-maker) are Wireless and Wireline. Operating segments are components of an entity that engage in business activities from which they may earn revenues and incur expenses (including revenues and expenses related to transactions with the other component(s)) and whose operating results are regularly reviewed by a chief operating decision-maker to make resource allocation decisions and to assess performance. As we do not currently aggregate operating segments, our reportable segments are also Wireless and Wireline. Segmentation is based on similarities in technology, the technical expertise required to deliver the services and products, customer characteristics, distribution channels used and regulatory treatment. We offer our wireless and wireline services primarily through TCC.

Our strategy

Our strategic intent is to unleash the power of the Internet to deliver the best solutions to Canadians at home, in the workplace and on the move. Our strategy for growth is to focus on our core telecommunications business in Canada supported by our international contact centre and outsourcing capabilities.

We developed six strategic imperatives in 2000 that remain relevant for future growth, despite changing regulatory, technological and competitive environments. The six strategic imperatives are:

•                  Building national capabilities across data, IP, voice and wireless

•                  Focusing relentlessly on the growth markets of data, IP and wireless

•                  Providing integrated solutions that differentiate TELUS from its competitors

•                  Partnering, acquiring and divesting to accelerate the implementation of TELUS’ strategy and focus TELUS’ resources on the core business

•                  Investing in internal capabilities to build a high-performance culture and efficient operation

•                  Going to market as one team under a common brand, executing a single strategy.

A consistent focus on the strategic imperatives guides our actions and contributes to the achievement of our financial goals. See our discussion in MD&A Section 2.2 Strategic imperatives. To advance our long-term strategic initiatives and address near-term opportunities and challenges, we set new corporate priorities each year. See MD&A Section 3: Key performance drivers for our 2012 corporate priorities and progress as well as our 2013 corporate priorities.

Business overview

Our principal markets, services and products and competition overview are described in MD&A Section 4.1 Principal markets addressed and competition. Further details related to competition can be found in MD&A Section 10.1. Competition.

Our assets and resources, including employees, brand and distribution methods, tangible properties (such as our telecommunications networks and network facilities), intangible properties (such as brand and wireless spectrum licences) and an overview of foreign operations are discussed in MD&A Section 4.2 Operational resources. Further details on our employees are provided below under Employee relations and further details on our wireless spectrum licences are provided below under Regulation - Radiocommunication spectrum licences.

For revenue and other financial information on the two most recently completed financial years with respect to our wireless and wireline businesses, see MD&A Section 5.4 Wireless segment and Section 5.5 Wireline segment.

An overview of the Canadian economic environment and the telecommunications industry can be found in MD&A Section 1.2 Canadian economy and telecommunications industry and Section 9: General outlook. Seasonal trends that have impacted us are described in MD&A Section 5.2 Summary of quarterly results and fourth quarter recap - Trends.

We are committed to corporate social responsibility and achieving sustainable growth. Our triple bottom line approach to business balances economic growth with environmental and social goals. We aim to integrate environmental considerations into our business and offer innovative communications solutions while protecting the environment. Our environmental policy seeks to meet applicable legal and other requirements and, where possible, to go beyond to achieve corporate targets. We also try to demonstrate sustainable development by integrating environmental, economic and social considerations into each step of our operations. Our environmental policy and the associated Environmental Management System are reviewed regularly to facilitate continuing suitability and effectiveness. Our environmental objectives, targets and performance are monitored and reported yearly through our corporate social responsibility report which is available at telus.com/csr.

We are also committed to our community and aim to give where we live by: improving social outcomes for communities and creating a personal affinity for TELUS through our cause marketing campaigns (where we make a contribution to a local cause for new subscribers of certain products over a given timeframe); the efforts of our 11 TELUS Community Boards in Canada and three international Community Boards; TELUS Community Ambassadors®; and programs such as TELUS’ Charitable Giving Program, the TELUS Day of Giving® and Dollars for Doers and fundraising grants. Details about our community investment program can be found in our 2012 Annual Report available at telus.com/annualreport.

Three-year history

During the three-year period ending on December 31, 2012, we continued to advance our national growth strategy, guided by our six strategic imperatives and our corporate priorities for those years.

Building national capabilities across data, IP, voice and wireless

We launched our national HSPA+ wireless network and services in November 2009. We began deploying HSPA+ dual cell technology in 2010, and launched services using this technology in early 2011. Dual-cell technology doubled manufacturer-rated maximum download speeds to up to 42 Mbps (typical speeds of 7 to 14 Mbps expected1). Our HSPA+ network and the implementation of dual-cell technology provided an optimal transition to long-term evolution (“LTE”) technology.

We began urban construction of our wireless 4G LTE network in the second half of 2011 and launched LTE network service in 14 metropolitan areas across Canada in February 2012. By the end of 2012, coverage reached more than two-thirds of Canadians. Our urban LTE network operates on AWS spectrum that we acquired in Industry Canada’s 2008 auction. LTE supports manufacturer-rated peak data download speeds of up to 75 Mbps (typical speeds of 12 to 25 Mbps expected1). Outside of LTE coverage areas, LTE devices we offer also work on our HSPA+ network, which covered more than 97% of the population at December 31, 2012.

The urban launch of 4G over AWS spectrum is the first stage in our upgrade to LTE. An extensive roll-out of LTE in rural areas is dependent on future Industry Canada wireless spectrum auction rules and timing of such auctions (see MD&A Section 10.3 Regulatory matters - Future availability and cost of wireless spectrum). Spectrum in the 700 MHz range has superior propagation capabilities that make it effective and efficient in covering Canada’s expansive rural geography. In addition, these same capabilities improve the quality of in-building coverage in urban areas.

In 2011, we substantially completed our wireline VDSL2 technology overlay following on a substantial completion of our ADSL2+ network in 2010. In 2012, we continued investing in our wireline broadband network to expand capacity and coverage, which reached more than 2.4 million households in B.C., Alberta and Eastern Quebec at year-end. Our deployment of VDSL2 fibre to the node (“FTTN”) technology permits up to four simultaneous TV streams in the home. In addition, we continue to deploy fibre to the home (“FTTH”) in new residential areas, fibre to the building in new multi-dwelling units and FTTH to selected areas in B.C. and Alberta.

1  Actual speed may vary by device used, topography and environmental conditions, network congestion, signal strength and other factors.

We are enhancing our national capability to support cloud computing services and internal requirements by investing in new state-of-the-art intelligent IDCs in Rimouski, Quebec and Kamloops, B.C. Phase I of the Rimouski facility opened in 2012 and is in service. The Kamloops facility is planned to go into service in mid-2013. These facilities have been designed to Uptime Institute Tier III standards for reliability and security, and to the leadership in energy and environmental design (“LEED”) gold standards for sustainability. A modular design approach facilitates scalable expansion in the future. These new IDCs connect directly to our national IP network and interconnect with our existing data centres across the country, creating an advanced and regionally diverse computing infrastructure in Canada.

Focusing relentlessly on the growth markets of data, IP and wireless

In May 2011, we entered into a five-year contract extension with the Government of Ontario to provide, manage and supply a portfolio of telecommunications services, including information technology security.

In addition, in 2011, following a three-year request for proposal and negotiation process, we signed a 10-year agreement with the Government of B.C. to provide telecommunications and strategic services to the government and its public sector partners. We were the government’s previous service provider for many of these services. We expect to invest approximately $350 million over the 10-year period to extend advanced communications technology into rural B.C. Under this agreement, in 2012 we extended wireless coverage along 455 km of primary and secondary highways in B.C. and upgraded 129 B.C. schools from legacy copper services to fibre optic Internet connections.

In May 2012, we announced a two-year extension to our agreement with the Ontario Ministry of Health and Long-Term Care. Under the agreement, we manage, operate and maintain electronic processing systems and technology support services, which enable online, real-time processing of drug claims under the Ontario Public Drug Programs.

In August 2012, we introduced prepaid services to the Koodo® brand for the first time, to complement existing Koodo postpaid offerings. In addition, in September 2012 we unveiled TELUSHealth.com, a new online hub for healthcare professionals. The site offers solutions such as eClaims, personal health records and home care monitoring, as well as educational resources, news, events and publications to assist healthcare professionals. TELUS Health provides technologies and applications that connect professionals to information and enable more rapid acceptance and adoption of health information technology solutions. Information is moved securely on our telecommunications infrastructure.

Providing integrated solutions that differentiate TELUS from its competitors

Our ongoing investment in the expansion of our fibre-optic network has provided the capacity to introduce new home entertainment services in B.C. and Alberta. In June 2010, we launched the Optik™ brand in B.C. and Alberta, a new suite of advanced IP-based TV and high-speed Internet services. We launched the same innovative services in Eastern Quebec in April 2011. Optik services bring together our most advanced home services — Optik TV™ based on the Microsoft Mediaroom platform and TELUS high-speed Internet that can be accessed anywhere in the home with Wi-Fi.

In 2011, we enhanced Optik TV services, including the expansion of the South Asian channel line-up and the addition of a Facebook application enabling customers to view and use Facebook while watching TV. In 2012, we further enhanced Optik TV, expanding the channel line-up by 20 HD channels to over 550 channels including more than 135 HD channels and 50 commercial-free music channels. We expanded the selection of commercial-free TV On Demand shows and movies for Optik on the go, which provides Optik TV customers in B.C. and Alberta with the capability to view these programs on their mobile devices, tablets and laptops, using TELUS’ 4G LTE wireless network or Wi-Fi. When our customers travel outside of our 4G LTE network coverage area, the service moves seamlessly onto our existing 4G HSPA+ network.

In 2012, we also introduced a number of applications (“apps”), including: the free Optik Smart Remote app that Optik TV customers can download to their mobile phones or tablets and which allows customers to navigate the interactive program guide on the mobile device without interrupting the show they are watching on the TV; Multi-View on Optik TV, which allows customers to watch up to four channels at once on the same screen; The Weather Network app on Optik TV, which allows users to check weather at any time; capability to control both live and recorded TV with hand gestures and voice commands with the addition of an Xbox 360 Kinect sensor for our customers who use an Xbox 360 as their set-top box; and a free Twitter app that provides access to Twitter features and content while watching Optik TV.

In May 2011, we announced the TELUS Future Friendly® Office suite of products and services for small and medium businesses (“SMB”). The suite was built in collaboration with Cisco and features Cisco Unified Communications technology that is built for companies with fewer than 100 employees. The Future Friendly Office includes TELUS-supported Cisco office systems linked to TELUS wireless and wireline network services, and is available across Canada. In October 2011, we introduced the TELUS Business Freedom™ bundle of wireless and wireline telecommunication services for SMBs in B.C. and Alberta. Two flexible packages are offered that include anytime device upgrades and changes to services, as well as 24/7 technical support and one bill. Business Anywhere™ is a solution for businesses with mobile employees who need to communicate outside the office. Business Select™ is a solution for businesses that primarily work in a single location or have minimal mobility requirements. In November 2011, TELUS launched a new self-serve website where SMBs can shop for wireless services.

In 2012, we introduced TELUS Managed Mobility Services powered by Vox Mobile — a service offering that manages an enterprise’s mobile infrastructure and devices from procurement to payment and leverages a growing trend among businesses to adopt “bring your own device” policies for their employees. TELUS Managed Mobility Services offer enterprises a series of six individual, yet integrated, service modules that provide an end-to-end service option for managing wireless devices from multiple carriers on multiple platforms.

Our top priority is to put customers first and improve the likelihood that TELUS is recommended as a service provider. Since November 2009, we have been rolling out new Clear & Simple® initiatives to enhance the customer experience by providing less complexity, more flexibility and freedom. In June 2011, we reduced international wireless roaming rates for our customers with the introduction of Clear and Simple international travel pricing. Separate bundles and passes are no longer required to access the lower rates, making it easy for our customers to use wireless services overseas. This was made possible by working with carriers around the world to negotiate reduced roaming rates.

We stopped charging activation and renewal fees for wireless subscribers in November 2012. Partially in place of the activation or renewal fee, we began charging $10 for the SIM card, when needed, which was previously included in the activation or renewal fee. Our clients are now realizing net activation or renewal savings even when a SIM card is required.

Our improvements over the past several years, include: elimination of carrier 911 fees and system access fees on all of our Clear & Simple® rate plans; introduction of data flex plans, data notifications and worry-free travel; adding caller ID and voicemail as standard on all TELUS rate plans; simplified device pricing with anytime upgrades through the Clear and Simple Device Upgrade program; replacing contract termination fees with a declining initial device subsidy balance; e.bills; enhanced international roaming notifications; large reductions in international voice and data roaming costs for customers without subscribing to a roaming plan; and wireless device unlocking.

Partnering, acquiring and divesting to accelerate the implementation of TELUS’ strategy and focus TELUS’ resources on core business

During 2011 and 2012, we acquired certain independent TELUS-branded wireless dealership businesses. These investments were made with a view to enhancing consistency and control over customer service, as well as enhancing distribution of wireless and wireline products across Western Canada.

In 2011, TELUS Health began three pilot projects with three electronic medical records (“EMR”) providers, whose solutions are connected with the TELUS Health Space® platform. The pilot projects were targeted to reach Canadians in Quebec, Ontario, Alberta and B.C. In addition, we signed a contract to provide Alberta Health Services with Microsoft HealthVault technology for the development of a personal health record solution for the province’s residents. TELUS Health Space, powered by Microsoft HealthVault, is a secure and confidential online consumer platform that enables patients to access and manage their own health information, and is expected to improve the flow of personal health information among healthcare providers, regardless of where the patient is located. This is consistent with our vision of helping transform healthcare in Canada through communications technology to reduce costs and errors, better connect patients and help prevent illness.

In 2011, we acquired control of Transactel (Barbados) Inc. through a series of transactions that increased our equity interest to 95% from 29.99% at the beginning of the year. Transactel (Barbados) Inc. is a business process outsourcing and call centre company with facilities in Guatemala and El Salvador. In 2011, we increased our ownership interest for $80 million, with a view to enhancing our business process outsourcing capacity, particularly regarding Spanish-language capabilities and acquiring multi-site redundancy in support of other TELUS facilities.

In 2011, we announced that we are partnering in a residential, retail and commercial real estate redevelopment project in downtown Vancouver, TELUS Garden, which will transform a city block that includes our current national executive offices. It will feature a 46-storey residential condominium tower and a 22-storey office tower, as well as renovations to

TELUS’ current downtown offices to provide leasable office and retail space. The commercial and residential buildings will be built to LEED platinum and gold standards, respectively, and incorporate green initiatives. See MD&A Section 7.10 Transactions with related parties for additional information.

In 2012, we made several small business acquisitions and related investments complementary to our existing lines of business. This includes two acquisitions that enhance our capabilities in respect of cloud-based EMR solutions; investments to expand the number of international business process outsourcing call centre operations to provide geographic and language diversity, and to obtain new business customers; and the acquisition of additional TELUS-branded wireless dealership businesses to ensure we provide a focused and consistent customer experience.

Investing in internal capabilities to build a high-performance culture and efficient operation

Our key priority since 2010 is to focus on delivering an improved customer experience. In May 2010, we created TELUS Customer Solutions by uniting two customer-facing business units, business solutions and consumer solutions under the leadership of Joe Natale, who was appointed Executive Vice-President and Chief Commercial Officer. This reorganization was carried out to increase our ability to approach customers as one team, with fully co-ordinated sales, marketing and customer care priorities while contributing to operational efficiencies and cost synergies.

In June 2010, we introduced the Customers First initiative, an internal program that brought all senior managers to the front line to listen to customers, learn from team members and identify customer service improvement initiatives. In 2011, approximately 1,600 senior leaders and management staff interacted for a day with front-line team members. Initiatives identified and implemented, such as improved interactive voice systems and more flexible installation times, are leading to quality of service improvements for our customers. In 2012, we collected more than 1,000 improvement ideas from team members from all levels of TELUS as part of an extensive fair process exercise. The insights gained led to the development of four customer commitments that will underpin our internal goals to serve our customers better:

•                  We take ownership of every customer experience

•                  We work as a team to deliver on our promises

•                  We learn from customer feedback and take action to get better, every day

•                  We are friendly, helpful and thoughtful.

Since 2010, we have implemented an array of initiatives to help improve efficiency and reduce costs, including: simplifying or automating processes; simplifying organizational structures through consolidation of functions and reducing organizational layers, which includes workforce reductions; consolidating administrative real estate and reducing use of real estate space, which includes vacating certain locations; decommissioning uneconomic products and services; leveraging both business process outsourcing and off-shoring to TELUS’ own international call centres; improving practices and processes to help reduce incoming call centre volumes; leveraging roaming agreements to more than 200 countries for better rates and customer experience; and increasing transparency on smartphone subsidies that allow customers to upgrade mid-contract.

In our annual Pulsecheck survey of team members administered by Aon Hewitt, our employee engagement score increased by 10 points to 80% in 2012, following a 13-point increase in 2011. Significant improvements were noted in several areas including our work processes, career opportunities, performance development, recognition and compensation.  These substantial increases in employee engagement in each of the last two years have helped us focus on putting the customer first.

Going to market as one team under a common brand, executing a single strategy

In June 2011, the membership of the Telecommunications Workers Union (“TWU”) ratified a new collective agreement that currently covers approximately 11,000 active TELUS team members across Canada in our wireline and wireless business segments. The new agreement was reached without a labour disruption and will expire at the end of 2015.

In late November 2012, the membership of the Syndicat des agents de maîtrise de TELUS (“SAMT”) strongly endorsed a new collective agreement. The new agreement is effective through March 31, 2017, and covers approximately 620 professional and supervisory employees in the TELUS Quebec operating region.

For additional details on 2012 developments and other events or conditions that influenced our general development, see the MD&A Section 2.2 Strategic imperatives, as well as progress on our corporate priorities in MD&A Section 3: Key performance drivers. For a discussion of changes in our business expected in 2013, see MD&A Section 1.5 Financial and operating targets for 2013 and Section 9: General Outlook.

For a review of the events and conditions that influenced our general development during 2010 and 2011, and how our business developed over those two years, see the 2010 and 2011 Management’s Discussion & Analysis, Section 1.2 Canadian economy and telecommunications industry, Section 2.2 Strategic imperatives, as well as progress on our corporate priorities for the relevant year in Section 3: Key performance drivers.

EMPLOYEE RELATIONS

As at December 31, 2012, we employed approximately 42,400 employees, including approximately 14,300 employees in TELUS International that are located outside of Canada. Approximately 12,585 of our employees are unionized.

We are signatories to five collective agreements. The largest agreement is with the TWU, covering approximately 11,000 clerical, operator services and technical employees in the wireless and wireline segments across Canada. The current collective agreement with the TWU came into effect on June 9, 2011 and expires on December 31, 2015. Highlights of the agreement include improved hours of work and scheduling provisions for frontline customer experience team members, improved ability to re-engage retired team members and provisions to enable continued participation in TELUS’ At Home Agent and Work Styles programs.

In the province of Quebec, our employees in the wireline segment are covered by two collective agreements. The agreement with the Syndicat Québécois des employés de TELUS (“SQET”) which covers approximately 900 trades, clerical and operator services employees came into effect on August 5, 2010 and expires on December 31, 2014. The second wireline agreement with the SAMT, covers approximately 620 professional and supervisory employees. The previous agreement with the SAMT expired on December 31, 2011 and in late November 2012, members of the SAMT ratified a new collective agreement that came into effect on December 6, 2012 and expires on March 31, 2017. The SAMT also represents a small number of employees in the wireless segment under a separate collective agreement.

Our subsidiary, TELUS Sourcing Solutions Inc., is a signatory to a collective agreement with the B.C. Government and Services Employees’ Union (“BCGEU”) which covers approximately 60 employees and expires on April 30, 2013.

RISK FACTORS

The risk factors in MD&A Section 10 Risks and risk management are hereby incorporated by reference.

FOREIGN OWNERSHIP RESTRICTIONS

Certain subsidiaries of TELUS or partnerships in which TELUS has a controlling interest, are Canadian carriers, holders of radio authorizations or licences, and holders of broadcasting licences, and are required by the Telecommunications Act (Canada) (the “Telecommunications Act”), the Radiocommunication Act (Canada) (the “Radiocommunication Act”) and a Direction to the Canadian Radio-television and Telecommunications Commission (“CRTC”) (Ineligibility of Non-Canadians) given under the Broadcasting Act (Canada) (the “Broadcasting Act”) to be Canadian-owned and controlled. Each of the Canadian carriers, under the Telecommunications Act, is considered to be Canadian-owned and controlled as long as: (a) not less than 80% of the members of its board of directors are individual Canadians; (b) Canadians beneficially own not less than 80% of its issued and outstanding voting shares; and (c) it is not otherwise controlled in fact by persons who are not Canadians. Substantially the same rules apply under the Radiocommunication Act and the Broadcasting Act. We have filed with the CRTC the requisite documentation affirming TCC’s status as a Canadian carrier. We further intend that TCC will remain controlled by TELUS Corporation and that it will remain “Canadian” for the purposes of these ownership requirements.

The Canadian Telecommunications Common Carrier Ownership and Control Regulations (the “Ownership and Control Regulations”), made under the Telecommunications Act further provide that in order for a company that holds shares in a carrier to be considered Canadian, not less than 66-2/3% of the issued and outstanding voting shares of that company must be owned by Canadians and that such company must not otherwise be controlled in fact by non-Canadians. Accordingly, not less than 66-2/3% of the issued and outstanding voting shares of TELUS Corporation must be owned by Canadians and we must not otherwise be controlled in fact by non-Canadians. To the best of our knowledge, Canadians beneficially own and control in the aggregate not less than 66-2/3% of the issued and outstanding Common Shares of TELUS and TELUS is not otherwise controlled in fact by non-Canadians. For the purposes of these regulations, “Canadian” means among other things:

(i)                                   a Canadian citizen who is ordinarily resident in Canada;

(ii)                                a permanent resident of Canada who is ordinarily resident in Canada and has been so for more than one year after the date he or she was eligible to apply for Canadian citizenship;

(iii)                             a corporation  with not less than 66-2/3% of the issued and outstanding voting shares of which are beneficially owned and controlled by Canadians and which is not otherwise controlled in fact by non-Canadians; or

(iv)                            a pension fund society the majority of whose members of its board of directors are individual Canadians, and that is established under applicable federal legislation or any provincial legislation relating to the establishment of pension fund societies.

The Ownership and Control Regulations provide Canadian carriers and carrier holding companies, such as TELUS Corporation, with the time and ability to rectify ineligibility resulting from insufficient Canadian ownership of voting shares. Under the Ownership and Control Regulations, such companies may restrict the issue, transfer, ownership and voting of shares, if necessary, to ensure that they and their subsidiaries remain qualified under such legislation. For such purposes, in particular but without limitation, a company may, in accordance with the provisions contained in such regulations:

(i)                                   refuse to accept any subscription for any voting shares;

(ii)                                refuse to allow any transfer of voting shares to be recorded in its share register;

(iii)                             suspend the rights of a holder of voting shares to vote at a meeting of its shareholders; and

(iv)                            sell, repurchase or redeem any voting shares.

To ensure that TELUS remains Canadian and that any subsidiary of TELUS, including TCC, is and continues to be eligible to operate as a telecommunications common carrier under the Telecommunications Act, to be issued radio authorizations or radio licences as a radiocommunications carrier under the Radiocommunication Act, or to be issued broadcasting licences under the Broadcasting Act, provisions substantially similar to the foregoing have been incorporated into TELUS’ Articles permitting the directors to make determinations to effect any of the foregoing actions.

The CRTC reviewed our monitoring procedures in 2012 in response to a complaint from Globalive Wireless Management Corp (“Globalive”). On December 5, 2012, the CRTC denied Globalive’s request for a review of the ownership of TELUS in Telecom Decision CRTC 2012-665.

The federal government announced on March 14, 2012 that it will amend the Telecommunications Act to remove foreign ownership restrictions for telecommunications companies that hold less than a 10-percent share of the total Canadian telecommunications market.  The amendments to the Telecommunications Act subsequently received royal assent in June 2012 and are in force. This change was made to enable telecommunications companies with a small market share to access the capital needed to grow and compete. We hope that these changes to foreign ownership limits provided by the federal government are a first step towards liberalization of restrictions across the industry.

See MD&A Section 10.3 Regulatory for further details related to regulation generally and specifically in relation to restrictions on foreign ownership and changes to restrictions on foreign ownership for small common carries.

REGULATION

General

The provision of telecommunications services and broadcasting services in Canada is regulated by the CRTC pursuant to the Telecommunications Act and the Broadcasting Act, respectively. In addition, the provision of cellular and other wireless services using radio spectrum is also subject to regulation and licensing by Industry Canada pursuant to the Radiocommunication Act.

The Telecommunications Act gives the CRTC the power to regulate the provision of telecommunications services, and to forbear from regulating (i.e. not subject to rate regulation) certain services or classes of services if they are subject to a degree of competition which is sufficient to protect the interests of customers. However, even when the CRTC forbears from price regulation in respect of a service, it can continue to regulate these services in other respects, such as for the purposes of ensuring network access and interconnection.

See MD&A Section 10.3 Regulatory for further details related to regulation generally and specifically in relation to regulatory developments that could have a material impact on TELUS’ operating procedures, costs and revenues.

Regulation of wireless services

The use of radio spectrum is subject to regulation and licensing by Industry Canada pursuant to the Radiocommunication Act. All of our wireless telecommunications services depend on the use of radio frequencies. While economic regulation of wireless services falls under CRTC jurisdiction, wireless services have, generally, been subject to regulatory forbearance.

The Minister of Industry has the authority to suspend or revoke radio spectrum licences if the licence holder has contravened the Radiocommunication Act, regulations or terms and conditions of its licence and after giving the holder of the licence a reasonable opportunity to make representations. Licence revocation is rare; licences are usually renewed upon expiration. See MD&A Section 10.3 Regulatory for further details related to regulation generally and specifically in relation to radiocommunication licences regulated by Industry Canada.

Radiocommunications spectrum licences

We hold radiocommunication spectrum licences and authorizations for a variety of wireless services and applications, both mobile and fixed. We hold significant 1.9 GHz personal communications services (“PCS”) spectrum throughout Canada, are the leading holder of 800 MHz SMR/ESMR spectrum in all of the major Canadian markets, and hold 25 MHz of cellular 800 MHz spectrum in Alberta, B.C. and eastern Québec. We also were successful in obtaining AWS spectrum licences for an average of approximately 16 MHz covering a national footprint in the Industry Canada spectrum auction in 2008. In addition, we hold various radio spectrum licences in the 2.3 GHz, 3.5 GHz and 24/38 GHz bands throughout Canada, as well as other spectrum licences used for the provision of paging and other miscellaneous wireless services.

On March 14, 2011, Industry Canada released its decision concerning the Renewal Process for Cellular and PCS Spectrum Licences. This decision confirmed that where all conditions of licence for the current PCS/cellular licences have been met, licensees will be eligible to be issued a new licence for a 20-year term. This decision also determined that annual fees for these licences, including those spectrum licences from the 2001 PCS spectrum auction expiring in the 2011 timeframe, will be frozen at current rates.

In April and October 2012, the federal government initiated written consultations to develop the rules for two spectrum auctions. On March 7, 2013, Industry Canada announced that the auction spectrum in the 700 MHz band will begin on November 19, 2013, to be followed by the auction of spectrum in the 2500-2690 MHz band in 2014.  In its decision, the government capped the amount of prime 700 MHz spectrum any large carrier can acquire at 10 MHz and capped the amount of 2500-2690 MHz spectrum any individual bidder can acquire at 40 MHz. We look forward to participating in both the 700 MHz and 2500-2690 MHz auctions and we are fully committed to meeting the conditions of licence associated with the deployment of service in urban and rural areas.

See MD&A Section 10.3 Regulatory for further details related to regulation generally and specifically in relation to future availability and cost of wireless spectrum and radiocommunication licences regulated by Industry Canada.

Broadcasting services

We hold Class 1 Regional broadcasting distribution licences to serve areas in each of B.C., Alberta and Québec utilizing our IP facilities. We also hold a national licence to operate a video-on-demand programming service.

See MD&A Section 10.3 Regulatory for further details related to regulation generally and specifically in relation to TELUS’ broadcasting distribution undertakings and the CRTC’s review of vertical integration in the broadcasting industry to address the potential for anti-competitive behaviour by broadcasting companies which own interests in both broadcasting distribution services and programming services.

COMPETITION

We expect continued strong competition in the wireline and wireless businesses in all principal markets and geographic areas. See MD&A Section 4.1 Principal markets addressed and competition for a summary of the competitive environment in each of our principal markets and geographic areas. Also refer to MD&A Section 10.1 Competition for further details on the risks associated with such competitive environment and Section 9: General outlook for an assessment of our competitive position as it relates to the telecommunications industry generally and specifically as it relates to the wireless and wireline industries.

DIVIDENDS DECLARED

The dividends per Common Share and Non-Voting Share declared with respect to each quarter by TELUS, during the three-year period ended December 31, 2012, are shown below:

Quarter ended (1)	2012	2011	2010
March 31	$0.580	$0.525	$0.475
June 30	$0.610	$0.550	$0.500
September 30	$0.610	$0.550	$0.500
December 31	$0.640	$0.580	$0.525
Total	$2.440	$2.205	$2.000

(1) Paid on or about the first business day of the next month.

Our shareholders received a total of $2.44 per share in declared dividends in 2012, which was an increase of 10.7% from 2011. Our Board of Directors reviews the dividend rate quarterly. Our quarterly dividend rate will depend on an ongoing assessment of free cash flow generation and financial indicators including leverage, dividend yield and payout ratio. On February 13, 2013, a first quarter dividend of 64 cents per share was declared, payable on April 1, 2013 to shareholders of record at the close of business on March 11, 2013. The first quarter dividend for 2013 reflects an increase of 10.3% from the 58 cent per share dividend paid in April 2012, consistent with our dividend growth model.

We announced our dividend growth model in May 2011. Subject to the Board of Directors’ assessment and determination, we expect to continue with two dividend increases per year through 2013, which would on an annual basis provide an increase of circa 10%. The dividend increase policy is not necessarily indicative of dividends beyond 2013. The Board of Directors has approved a 10 percentage point increase in the dividend payout ratio guideline to a range of 65% to 75% of sustainable net earnings on a prospective basis for dividends declared in 2013 onward. The change results from the non-cash effects of applying the amended accounting standard IAS 19 Employee benefits (2011) in 2013, which included a reduction of net income and earnings per share, as discussed in Section 8.2 of the MD&A.  See MD&A Section 4.3 for our financing and capital structure management plans.

CAPITAL STRUCTURE OF TELUS

The authorized capital of TELUS consists of 4,000,000,000 shares, divided into: (1) 1,000,000,000 Common Shares without par value; (2) 1,000,000,000 Non-Voting Shares without par value; (3) 1,000,000,000 First Preferred shares without par value, issuable in series and; (4) 1,000,000,000 Second Preferred shares without par value, issuable in series. The Common Shares are listed for trading on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”). Following the approval of the Share Exchange, the Non-Voting Shares were delisted from the NYSE before the market opened on February 4, 2013 and the Common Shares (including the Common Shares issued in exchange for Non-Voting Shares) began trading on the NYSE at the start of trading on February 4, 2013. The Non-Voting Shares were delisted from the TSX at the close of business on February 8, 2013 and the Common Shares issued in exchange for the Non-Voting Shares began trading on the TSX on February 11, 2013.  No First Preferred or Second Preferred shares have been issued. As of February 4, 2013, there are no Non-Voting Shares issued or outstanding. See Market for Securities below.

As TELUS does not intend to issue or authorize the issuance of, additional Non-Voting Shares in the future, on March 13, 2013, the Board recommended for shareholder approval, alterations to the Notice of Articles of the Company to eliminate the Non-Voting Shares from the authorized share structure and increase the maximum number of authorized Common Shares from 1,000,000,000 to 2,000,000,000, in order to keep the aggregate number of equity shares authorized for issuance the same. This alteration, among others that are being proposed to the Articles of the Company, will be put to a shareholder vote at our upcoming annual and special meeting to be held on May 9, 2013.

Also, on March 13, 2013, the Board approved a two-for-one stock split of the issued and outstanding Common Shares. Upon completion, the number of shares outstanding will double to approximately 653.6 million. On April 16, 2013, TELUS shareholders will receive one additional share for each share owned on the record date of April 15, 2013, subject to completion and approval of regulatory filings with the TSX and NYSE. TELUS Common Shares after the stock split are expected to commence trading on or about April 17, 2013 on the TSX and the NYSE.

TELUS Common Shares and TELUS Non-Voting Shares

Subject to the prior rights of the holders of First Preferred shares and Second Preferred shares, the Common Shares and the Non-Voting Shares are entitled to participate equally with each other with respect to the payment of dividends and the distribution of assets of TELUS on the liquidation, dissolution or winding up of TELUS.

Neither the Common Shares nor the Non-Voting Shares can be subdivided, consolidated, reclassified or otherwise changed unless the other class is changed in the same manner.

The holders of the Common Shares are entitled to receive notice of, attend, be heard and vote at any general meeting of the shareholders of TELUS on the basis of one vote per Common Share held. The holders of Non-Voting Shares are entitled to receive notice of, attend and be heard at all general meetings of the shareholders of TELUS and are entitled to receive all notices of meetings, information circulars and other written information from TELUS that the holders of Common Shares are entitled to receive from TELUS, but are not entitled to vote at such general meetings unless otherwise required by law. Holders of Common Shares are entitled to vote by a separate resolution for each director rather than a slate.

In order to ensure that the holders of the Non-Voting Shares can participate in any offer which is made to the holders of the Common Shares (but is not made to the holders of Non-Voting Shares on the same terms), which offer, by reason of applicable securities legislation or the requirements of a stock exchange on which the Common Shares are listed, must be made to all or substantially all the holders of Common Shares who are in any province of Canada to which the requirement applies (an Exclusionary Offer), each holder of Non-Voting Shares will, for the purposes of the Exclusionary Offer only, be permitted to convert all or part of the Non-Voting Shares held into an equivalent number of Common Shares during the applicable conversion period. In certain circumstances (namely, the delivery of certificates, at specified times, by holders of 50% or more of the issued and outstanding Common Shares to the effect that they will not, among other things, tender to such Exclusionary Offer or make an Exclusionary Offer), these conversion rights will not come into effect.

If all of the Telecommunications Act, the Radiocommunication Act and the Broadcasting Act are changed so that there is no restriction on any non-Canadians holding Common Shares, holders of Non-Voting Shares will have the right to convert all or part of their Non-Voting Shares into Common Shares on a one for one basis, and TELUS will have the right to require holders of Non-Voting Shares who do not make such an election to convert such shares into an equivalent number of Common Shares.

TELUS will provide notice to each holder of Common Shares before a general meeting of shareholders at which holders of Non-Voting Shares will be entitled to vote as a class. In such event, holders of Common Shares will have the right to convert all or part of their Common Shares into Non-Voting Shares on a one for one basis provided and to the extent that TELUS and its subsidiaries remain in compliance with the foreign ownership provisions of the Telecommunications Act, the Radiocommunication Act and the Broadcasting Act.

The Common Shares are subject to constraints on transfer to ensure our ongoing compliance with the foreign ownership provisions of the Telecommunications Act, the Radiocommunication Act and the Broadcasting Act. As well, holders of Common Shares may be required, if approved by the Board of Directors of TELUS, to convert Common Shares into Non-Voting Shares in order that TELUS be in compliance with the foreign ownership provisions of the Telecommunications Act, the Radiocommunication Act and the Broadcasting Act. In all other respects, each Common Share and each Non-Voting Share have the same rights and attributes.

On March 13, 2013, the Board recommended for shareholder approval amendments to the Company’s Articles in order to (i) reflect the proposed elimination of the Non-Voting Shares from the authorized share structure, (ii) modernize the Articles, (iii) address statutory and regulatory changes since the Articles were last altered in 2005 and (iv) reflect best practice. These amendments, among others that are being proposed, will be put to a shareholder vote at our upcoming annual and special meeting to be held on May 9, 2013, further details of which will be provided in the information circular for this meeting.

First Preferred shares

The First Preferred shares may be issued from time to time in one or more series, each series comprising the number of shares, and having attached thereto the designation, rights, privileges, restrictions and conditions which the board of directors of TELUS determines by resolution and subject to filing an amendment to the Notice of Articles and Articles of TELUS. No series of First Preferred shares may have attached thereto the right to vote at any general meeting of TELUS or the right to be convertible into or exchangeable for Common Shares. Except as required by law, the TELUS holders of the First Preferred shares as a class are not entitled to receive notice of, attend or vote at any meeting of the shareholders of TELUS. The First Preferred shares rank prior to the

Second Preferred shares, Common Shares and Non-Voting Shares with respect to priority in payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding up of TELUS.

Second Preferred shares

The Second Preferred shares may be issued from time to time in one or more series, each series comprising the number of shares, and having attached thereto the designation, rights, privileges, restrictions and conditions, which the board of directors of TELUS determines by resolution and subject to filing an amendment to the Notice of Articles and Articles of TELUS. No series of Second Preferred shares may have attached thereto the right to vote at any general meeting of TELUS or the right to be convertible into or exchangeable for Common Shares. Except as required by law, the holders of the Second Preferred shares as a class are not entitled to receive notice of, attend or vote at any meeting of the shareholders of TELUS. The Second Preferred shares rank, subject to the prior rights of the holders of the First Preferred shares, prior to the Common Shares and Non-Voting Shares with respect to priority in payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding up of TELUS.

TELUS shareholder rights plan

We first adopted a shareholder rights plan in March 2000, which expired on March 20, 2010. The TELUS Board of Directors adopted a substantially similar shareholder rights plan (the “Rights Plan”) on March 12, 2010 (the “Effective Date”), which was ratified by shareholders of both share classes at the May 2010 annual and special meeting and is required to be put to a shareholder vote for re-confirmation at the May 2013 annual and special meeting. Under the current Rights Plan, TELUS issued one right (a “Series A Right”) in respect of each Common Share outstanding as at the Effective Date and issued one right (a “Series B Right”) in respect of each Non-Voting Share outstanding as of the Effective Date. The Rights Plan has a term of just over nine years, subject to shareholder confirmation every three years. Each Series A Right or Series B Right, other than those held by an Acquiring Person (as defined in the Rights Plan) and certain of its related parties, entitles the holder in certain circumstances following the acquisition by an Acquiring Person of 20% or more of the Common Shares of TELUS (otherwise than through the “Permitted Bid” requirements of the Rights Plan) to purchase from TELUS $320 worth of Common or Non-Voting Shares for $160 (i.e. at a 50% discount) respectively.

On March 13, 2013, the Board recommended for shareholder approval amendments to the Rights Plan to reflect the elimination of the Non-Voting Share class from TELUS’ authorized share structure in the event that shareholders approve the proposal being put to them to effect this change in the authorized share structure (as described above).  Accordingly, if approved by the shareholders, references to the Series B Rights associated with Non-Voting Shares will be removed and Series A Rights associated with Common Shares will be referred to simply as Rights under the Rights Plan.  Additionally, minor amendments are being proposed to reflect TELUS’ use of the Direct Registration System Advice system since February 2013. References to share certificates will now also include a reference to securities that have been issued and registered in uncertificated form that are evidenced by an advice or other statement and which are maintained electronically with our transfer agent, but for which no certificate has been issued (book entry form).

RATINGS

The following information relating to our credit ratings is provided as it relates to our financing costs, liquidity and operations. Additional information relating to credit ratings is contained in MD&A Section 7.4- Liquidity and capital resources to Section 7.6 — Sale of trade receivables, which are hereby incorporated by reference.

Credit ratings are important to our borrowing costs and ability to obtain short-term and long-term financing and the cost of such financing. A reduction in the current rating on our debt by rating agencies, particularly a downgrade below investment grade ratings or a negative change in its ratings outlook could adversely affect our cost of financing and our access to sources of liquidity and capital. We believe our adherence to our stated financial policies and the resulting investment grade credit ratings, coupled with our efforts to maintain constructive relationships with banks, investors and credit rating agencies, continue to provide TELUS with reasonable access to capital markets.

In addition, credit ratings may be important to customers or counterparties when we compete in certain markets and when we seek to engage in certain transactions including transactions involving over-the-counter derivatives. TCI is also a party to an agreement expiring in August 2014 with an arm’s-length securitization trust associated with a major Schedule I bank, under which TCI is able to sell an interest in certain of its trade receivables up to a maximum of $500 million. TCI is required to maintain at least a BBB (low) credit rating by DBRS Ltd. or the securitization trust may require the sale program to be wound down.

The rating agencies regularly evaluate TELUS and/or TCI, and their ratings of our long-term and short-term debt are based on a number of factors, including our financial strength as well as factors not entirely within our control, including conditions affecting the telecommunications industry generally, and the wider state of the economy.

The Company’s credit ratings are outlined in the chart below.  Credit ratings are not recommendations to purchase, hold or sell securities and do not address the market price or suitability of a specific security for a particular investor.  In addition, real or anticipated changes in the rating assigned to a security will generally affect the market value of that security.  There can be no assurance that a rating will remain in effect for any given period of time or that a rating will not be revised or withdrawn entirely by a rating agency in the future.

Credit rating summary	DBRS Ltd.	Standard & Poor’s Rating Services	Moody’s Investor Services	FitchRatings
TELUS Corporation
Notes	A (low)	BBB+	Baa1	BBB+
Commercial paper	R-1 (low)	—	—	—
TELUS Communications Inc.
Debentures	A (low)	BBB+	—	BBB+

The following descriptions of the rating categories prepared by the respective rating agencies (obtained from their public websites) are provided solely to satisfy requirements of Canadian law and do not constitute an endorsement by TELUS of the categories or of the application of the respective rating agencies.

Institution	Rating
DBRS

The DBRS® long-term rating scale provides an opinion on the risk of default. That is, the risk that an issuer will fail to satisfy its financial obligations in accordance with the terms under which an obligation has been issued. Ratings are based on quantitative and qualitative considerations relevant to the issuer, and the relative ranking of claims. All rating categories, other than AAA and D, also contain subcategories “(high)” and “(low)”. The absence of either a “(high)” or “(low)”designation indicates the rating is in the middle of the category. An “A” rating denotes good credit quality. The capacity for the payment of financial obligations is substantial, but of lesser credit quality than AA. May be vulnerable to future events, but qualifying negative factors are considered manageable. Long-term debt rated “BBB” is of adequate credit quality. The capacity for the payment of financial obligations is considered acceptable. May be vulnerable to future events.

The DBRS® short-term debt rating scale provides an opinion on the risk that an issuer will not meet its short-term financial obligations in a timely manner. Ratings are based on quantitative and qualitative considerations relevant to the issuer and the relative ranking of claims. The R-1 and R-2 rating categories are further denoted by the subcategories “(high)”, “(middle)”, and “(low)”. The R-1 (low) rating category denotes good credit quality. The capacity for the payment of short-term financial obligations as they fall due is substantial. Overall strength is not as favourable as higher rating categories. May be vulnerable to future events, but qualifying negative factors are considered manageable.

S&P

A Standard & Poor’s issue credit rating is a forward-looking opinion about the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium-term note programs and commercial paper programs).

An obligation rated ‘BBB’ exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

The ratings from ‘AA’ to ‘CCC’ may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

Moody’s

Long-term ratings are assigned to issuers or obligations with an original maturity of one year or more and reflect both on the likelihood of a default on contractually promised payments and the expected financial loss suffered in the event of default.

Obligations rated Baa are judged to be medium-grade and subject to moderate credit risk and as such may possess certain speculative characteristics.

Moody’s appends numerical modifiers 1, 2, and 3 to each generic rating classification from ‘Aa’ through ‘Caa’. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

Fitch

‘BBB’ ratings indicate that expectations of default risk are currently low. The capacity for payment of financial commitments is considered adequate but adverse business or economic conditions are more likely to impair this capacity. The modifiers “+” or “-” may be appended to a rating to denote relative status within major rating categories. Such suffixes are not added to the ‘AAA’ Long-Term rating

As is common practice, during the last two years, each of the above-noted credit rating agencies charged TELUS for their rating services which include annual surveillance fees covering our outstanding long-term and short-term debt securities, in addition to one-time rating fees for certain agencies when debt is initially issued. We reasonably expect that such payments will continue to be made for rating services in the future.

MARKET FOR SECURITIES

Trading Price and Volume

TELUS’ Common Shares are listed on the TSX under the symbol “T” and the Non-Voting Shares were listed under the symbol “T.A” (until the delisting on February 11, 2013).  TELUS Non-Voting Shares were listed on the NYSE under the symbol “TU” (until the delisting on February 4, 2013 in connection with the Share Exchange). As of February 4, 2013, TELUS Common Shares are now listed on the NYSE under the symbol “TU”.  Monthly share prices and volumes for 2012 are listed below:

TSX — Common and Non-Voting Shares

	Common Shares			Non-Voting Shares
Month	High($)	Low($)	Volume	High($)	Low($)	Volume
January	57.90	55.61	12,051,883	55.00	52.90	8,332,110
February	57.87	55.19	34,711,907	58.01	53.33	28,693,428
March	59.98	56.41	39,418,831	58.61	55.77	25,411,654
April	59.64	57.11	14,742,225	58.38	55.62	8,111,474
May	60.70	57.65	15,097,381	59.03	55.72	9,493,449
June	61.24	58.36	23,134,482	59.94	56.97	9,041,575
July	63.72	60.61	9,191,031	62.46	59.50	7,156,696
August	65.39	61.90	17,477,715	63.89	60.66	10,541,238
September	63.43	60.25	20,153,635	62.48	59.80	10,900,757
October	65.00	61.14	18,428,891	64.50	60.68	17,141,109
November	65.79	62.30	35,910,652	65.26	61.72	6,987,237
December	65.96	64.05	10,368,023	65.57	63.54	12,711,815

NYSE — Non-Voting Shares

Month	High ($U.S.)	Low ($U.S.)	Volume
January	54.43	51.56	2,157,904
February	57.73	53.22	2,430,302
March	58.78	55.99	3,607,221
April	58.92	55.47	1,923,759
May	58.97	55.10	1,878,835
June	58.75	55.17	1,942,775
July	61.89	58.15	2,271,056
August	64.59	60.41	2,877,199
September	64.06	61.30	2,558,013
October	65.15	61.21	1,895,596
November	65.24	61.62	1,708,155
December	66.54	64.01	1,107,368

Prior Sales

On December 6, 2012, under a short form base shelf prospectus filed on October 3, 2011, TELUS completed a $500,000,000 debt offering consisting of 3.35% Notes, Series CJ, due on March 15, 2023. Certain terms of the offering are detailed in the following table:

Security	Notes due 2023
Size of Offering	$500,000,000
Maturity Date	March 15, 2023
Net Proceeds of Issue	$497,415,000
Public Offering Price	$998.83
Application of Proceeds

Net proceeds used to repay outstanding commercial paper and pending any such use, invested in bank deposits and short term marketable securities. The commercial paper indebtedness was originally incurred for general corporate purposes.

Please refer to TELUS Corporation 2012 year-end audited consolidated financial statements - Note 20(b) TELUS Corporation Notes for details on our past debt offerings.

In addition, in the ordinary course of business, the Company has the capability to issue commercial paper with maturities of less than 12 months. As at December 31, 2012, the Company had $245 million in commercial paper outstanding with maturities up to April 2013.

DIRECTORS AND OFFICERS

Directors

The names, municipalities of residence and principal occupations of the directors of TELUS, the date each such person became a director of TELUS and committee membership are as set out below. Currently, there are 13 directors on the TELUS Board. Each was elected at TELUS’ annual meeting on May 9, 2012, except for John Manley who was appointed by the Board of Directors on July 1, 2012.  Each director’s term of office will expire immediately before the election of directors at the upcoming annual and special meeting on May 9, 2013. They have, however, all been nominated for re-election at the upcoming meeting except for Pierre Ducros who has decided to retire and will not be seeking re-election at the May 9, 2013 annual and special meeting.

Directors of TELUS (Name and municipality of residence)	Director since (1)	Principal occupation

R.H. (Dick) Auchinleck (4) (3) Victoria, B.C.	2003	Corporate Director

A. Charles Baillie (3 – Chair) (5) Toronto, Ontario	2003	Chair, Alberta Investment Management Corporation (pension investment corporation)

Micheline Bouchard (3)(5) Montréal, Québec	2004	Corporate Director

R. John Butler, Q.C. (2) Edmonton, Alberta	1995	Counsel, Bryan & Company (law firm)

Brian A. Canfield Point Roberts, Washington	1989	Chair, TELUS Corporation

Stockwell Day (2) West Kelowna, B.C.	2011	Advisor and Consultant

Pierre Y. Ducros(3)(4) Montréal, Québec	2005	President of P. Ducros & Associés Inc. (investment and administration firm)

Darren Entwistle Vancouver, B.C.	2000	President and Chief Executive Officer, TELUS Corporation

Directors of TELUS (Name and municipality of residence)	Director since (1)	Principal occupation
Ruston E.T.(Rusty) Goepel (4 – Chair) (5) Vancouver, B.C.	2004	Senior Vice President, Raymond James Financial Ltd. (investment firm)

John S. Lacey (2) Thornhill, Ontario	2000	Chairman, Advisory Board, Brookfield Private Equity Fund (investment fund)

William (Bill) MacKinnon(2 – Chair) Toronto, Ontario	2009	Corporate Director

John Manley (2) Ottawa, Ontario	2012	President & Chief Executive , Canadian Council of Chief Executives

Donald (Don) Woodley (4) (5 – Chair) Mono Township, Ontario	1998	Corporate Director

(1)                                     TELUS or its predecessors

(2)                                     Member of Audit Committee.

(3)                                     Member of Human Resources and Compensation Committee

(4)                                     Member of Corporate Governance Committee

(5)                                     Member of Pension Committee

All of the directors of TELUS have held the principal occupations set forth above or executive positions with the same companies or firms referred to, or with affiliates or predecessors thereof, for the past five years except as follows: Stockwell Day was a member of the Federal Parliament and was appointed Minister of International Trade and Minister for the Asia-Pacific Gateway, Senior Minister Responsible for British Columbia and Chair of the Cabinet Committee on Afghanistan from 2008 to 2010 and from 2010 to May 2011, Stockwell Day was appointed President of the Treasury Board; Bill MacKinnon was Chief Executive Officer of KPMG Canada from April 1999 to December 2008; and John Manley was Counsel at McCarthy Tetrault LLP from May 2004 until October 2009.

Executive officers

The name, municipality of residence and principal occupations of each of the executive officers of TELUS, as of March 15, 2013, are as follows:

Executive Officers of TELUS (Name and municipality of residence)	Position held with TELUS

Darren Entwistle Vancouver, B.C.	President and Chief Executive Officer

John Gossling Vancouver, B.C.	Executive Vice President and Chief Financial Officer

Josh Blair Vancouver, B.C.	Executive Vice President, Human Resources & Chief Corporate Officer

François Côté Montréal, Québec	Executive Vice President and Vice Chair, TELUS Québec, TELUS Health and TELUS Ventures

Joe M. Natale Mississauga, Ontario	Executive Vice President and Chief Commercial Officer

Eros Spadotto Oakville, Ontario	Executive Vice President, Technology Strategy and Operations

Monique Mercier Vancouver, B.C.	Senior Vice President, Chief Legal Officer and Corporate Secretary

Bill Sayles Vancouver, B.C.	Executive Vice-President, Business Transformation

All of the executive officers of TELUS have held their present positions or other executive positions with the Company during the past five years or more, except as follows: John Gossling was Vice-President of Financial Operations at Rogers Communications Inc. from  May 2005 to March 2008 and Chief Financial Officer of CTVglobemedia from April 2008 to April 2011; François Côté was President and Chief Executive Officer of Emergis Inc. from November 2004 to January 2008 when Emergis was acquired by the Company; Monique Mercier was Executive Vice-President, Legal and Human Resources of Emergis Inc. from November 2004 to January 2008; and Bill Sayles was Vice-President and General Manager, IT Core System of Intel Corporation from 2006 to June 2008.

TELUS shares held by directors and executive officers

As at March 8, 2013, the directors and executive officers of TELUS, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 1,014,422 Common Shares, which represented approximately 0.31% of the outstanding Common Shares.

Cease trade orders, bankruptcies, penalties or sanctions

Other than as disclosed below, for the 10 years ended March 15, 2013, we are not aware that any current director or executive officer of TELUS had been a director or executive officer of any issuer which, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

•                  John Lacey was appointed to the board of directors of Stelco Inc. (“Stelco”) as a nominee of Tricap Management Limited (“Tricap”) in March 2006. Stelco had filed for bankruptcy protection under the Companies’ Creditors Arrangement Act  (“CCAA”) in January 2004. Mr. Lacey’s appointment as a director was part of a court supervised restructuring, from which Stelco emerged on March 31, 2006 and pursuant to which Tricap had the right to appoint four of Stelco’s nine directors.

•                  Charles Baillie was formerly a director of Dana Corporation, which filed for bankruptcy in March 2006 under Chapter 11 of the U.S. Bankruptcy Code. He ceased to be director when the company emerged from bankruptcy on February 1, 2008.

•                  John Manley was a director of Networks Corporation and Nortel Networks Limited (together, the “Nortel Companies”) when the Nortel Companies and certain other Canadian subsidiaries initiated creditor protection proceedings under the CCAA in Canada on January 14, 2009.  Certain U.S. subsidiaries filed voluntary petitions in the United States under Chapter 11 of the U.S. Bankruptcy Code, and certain European, Middle Eastern and African subsidiaries made consequential filings in Europe and the Middle East.  These proceedings are ongoing.  Mr. Manley resigned as a director of the Nortel Companies on August 10, 2009.

Other than as disclosed below, for the 10 years ended March 15, 2013, we are not aware that any current director or executive officer of TELUS had been a director, chief executive officer or chief financial officer of any issuer which was the subject of a cease trade or similar order while that person was acting in that capacity, or was subject to such an order issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and resulted from an event that occurred while that person was acting in that capacity, or any order which denied such company access to any exemption under securities legislation for a period of more than 30 consecutive days.

•                  John Manley was a director of the Nortel Companies when the Ontario Securities Commission (the “OSC”) prohibited all trading by directors, officers and certain current and former employees of the Nortel Companies on May 31, 2004.  The order was issued due to the Nortel Companies having announced the need to restate certain of their previously reported financial results and the resulting delays in filing their financial statements in compliance with Ontario securities laws.  The Autorité des marchés financiers (“AMF”) and the Alberta Securities Commission (“ASC”) issued similar orders. The order was revoked by the OSC on June 21, 2005 and the AMF and ASC orders were revoked shortly thereafter. Mr. Manley was not subject to the AMF or ASC orders.  On March 10, 2006, the Nortel Companies announced the need to restate certain of their previously reported financial results and a resulting delay in the filing of certain 2005 financial statements by the required dates under Ontario securities laws.  The OSC issued a further management cease trade order on April 10, 2006 prohibiting all directors, officers and certain current and former employees, including Mr. Manley, from trading in securities of the Nortel Companies until the filings were complete.  The British Columbia Securities Commission (“BCSC”) and the AMF issued similar orders.  The OSC lifted its cease trade order June 8, 2006 and the BCSC and AMF orders were revoked shortly thereafter. Mr Manley was not subject to the BCSC or AMF orders.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The description of legal proceedings described in MD&A Section 10.9 Litigation and legal matters is hereby incorporated by reference. In addition, there have not been any (a) penalties or sanctions imposed against us by a court relating to securities legislation or by a securities regulatory authority during the most recently completed financial year, (b) penalties or sanctions imposed by a court or regulatory body against us that would likely be considered important to a reasonable investor in making an investment decision, or (c) settlement agreements entered into by us before a court relating to securities legislation or with a securities regulatory authority during the most recently completed financial year.

INTERESTS OF EXPERT

Deloitte LLP, Chartered Accountants, are the auditors of the Company and are independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

AUDIT COMMITTEE

The Audit Committee of the Company supports the Board in fulfilling its oversight responsibilities regarding the integrity of our accounting and financial reporting, internal controls and disclosure controls, legal and regulatory compliance, ethics policy and timeliness of filings with regulatory authorities, the independence and performance of the our external and internal auditors, the management of the our risk, credit worthiness, treasury plans and financial policy and whistleblower and complaint procedures. A copy of the Audit Committee’s Terms of Reference is attached as Appendix A to this Annual Information Form.

The current members of the Audit Committee are Bill MacKinnon (Chair), John Butler, Stockwell Day, John Lacey and John Manley. Each member of the Audit Committee is independent and financially literate within the meaning of Multilateral Instrument 52-110 “Audit Committees” and the Board has determined that Bill MacKinnon is an audit committee financial expert and has accounting or related financial management expertise. The following lists the relevant education and experience of the members of TELUS’ Audit Committee that is relevant to his role on the committee.

Bill MacKinnon chairs the Audit Committee. He is the former Chief Executive Officer of KPMG Canada, serving from April 1999 to December 31, 2008. He first joined KPMG Canada in 1971, serving the company in numerous roles of increasing leadership for 37 years, including his membership on the Board of Directors of each of KPMG Canada, KPMG International and KPMG Americas. Mr. MacKinnon obtained a Bachelor of Commerce with Honours from the University of Manitoba in 1967. He became a chartered accountant in 1971 and obtained his FCA designation from the Institute of Chartered Accountants of Ontario in 1994.

John Butler is a lawyer and counsel to Bryan & Company, a law firm with offices in Calgary and Edmonton, Alberta. He is also currently the Chair of the Board of Governors of the Canadian Football League. Mr. Butler is also a director of Liquor Stores N.A. John holds a Bachelor of Arts and a Bachelor of Laws from the University of Alberta.

Stockwell Day is a strategic advisor and consultant. He has served at the provincial and federal levels of government for over 25 years. From 1986 to 2000, Mr. Day served with the Alberta government in a variety of roles including Minister of Labour, Minister of Social Services and Provincial Treasurer,  and Minister of Finance. From 2000 to May 2011, Mr. Day served as a Member of Parliament with the federal government, holding various positions including Leader of the Official Opposition, Minister of Public Safety, Minister of International Trade, Minister for the Asia-Pacific Gateway and Senior Minister Responsible for British Columbia and President of the Treasury Board. Mr. Day did not seek re-election in the May 2011 general election. He is a strategic advisor to McMillan LLP and Eminata Group and serves on the board of directors of RCI Capital Group Inc. and a number of not-for-profit boards. Mr. Day attended the University of Victoria and has an Honourary Doctorate from the University of St. Petersburg, Russia and an Honorary Doctorate from Trinity Western University.

John Lacey is Chairman of the Advisory Board of Brookfield Private Equity Fund. Mr. Lacey was previously the Chairman of the board of directors of Alderwoods Group, Inc., an organization operating funeral homes and cemeteries within North America, until November 2006. Mr. Lacey has completed the Program for Management Development at Harvard Business School.

John Manley is President and Chief Executive Officer of the Canadian Council of Chief Executives, a position he has held since 2010.  From 2004 to 2009, he served as Counsel to McCarthy Tétrault LLP, a national law firm.  Prior to that, John had a 16-year career in politics, serving as Deputy Prime Minister of Canada, and Minister in the portfolios of Industry, Foreign Affairs and Finance.  John obtained a Bachelor of Arts from Carleton University and a Juris Doctorate from the University of Ottawa, is a certified Chartered Director from McMaster University and holds honorary doctorates from the University of Toronto, University of Ottawa, Western University and Carleton University.

Audit, audit-related and non-audit services

All requests for non-prohibited audit, audit-related and non-audit services provided by TELUS’ external auditor and its affiliates to TELUS are required to be pre-approved by the Audit Committee of TELUS’ Board of Directors. To enable this, we have implemented a process by which all requests for services involving the external auditor are routed for review by the VP Risk Management and Chief Internal Auditor to validate that the requested service is a non-prohibited service and to verify that there is a compelling business reason for the request. If the request passes this review, it is then forwarded to the Chief Financial Officer for further review. Pending the Chief Financial Officer’s affirmation, the request is then presented to the Audit Committee for its review, evaluation and pre-approval or denial at its next scheduled quarterly meeting. If the timing of the request is urgent, it is provided to the Audit Committee Chair for his or her review, evaluation and pre-approval or denial on behalf of the Audit Committee (with the full committee’s review at the next scheduled quarterly meeting). Throughout the year, the Audit Committee monitors the actual versus approved expenditure for each of the approved requests.

The following table is a summary of billing by Deloitte LLP, as external auditors of TELUS, during the period from January 1, 2012 to December 31, 2012:

Type of work	Deloitte LLP	%
Audit fees(1)	$3,330,300	95.8
Audit-related fees(2)	$140,000	4.0
Tax fees(3)	$7,810	0.2
All other fees	—	—
Total	$3,478,110	100.0

(1)        Audit fees include fees for services rendered by the external auditors in relation to the audit and review of our financial statements and in connection with our statutory and regulatory filings.

(2)        Audit-related fees include fees for services rendered by the external auditors in relation to performing the audit of, or reviewing financial statements, that were not part of audit fees.  These include internal control reviews and consulting on financial accounting and reporting standards.

(3)        Tax fees relate to tax compliance, tax advice and tax planning.

The following table is a summary of billing by Deloitte LLP, as external auditors of TELUS, during the period from January 1, 2011 to December 31, 2011:

Type of work	Deloitte LLP	%
Audit fees(1)	$3,470,547	95.1
Audit-related fees(2)	$161,000	4.4
Tax fees(3)	$18,001	0.5
All other fees	—	—
Total	$3,649,548	100.0

(1)        Audit fees include fees for services rendered by the external auditors in relation to the audit and review of our financial statements and in connection with our statutory and regulatory filings.

(2)        Audit-related fees include fees for services rendered by the external auditors in relation to performing the audit of, or reviewing financial statements, that were not part of audit fees.  These include internal control reviews and consulting on financial accounting and reporting standards.

(3)        Tax fees relate to tax compliance, tax advice and tax planning.

MATERIAL CONTRACTS

As at December 31, 2012, TCI continues to be a party to a three year agreement (expiry August 1, 2014) with an arm’s-length securitization trust associated with a major Schedule I bank, under which TCI is able to sell an interest in certain of its trade receivables up to a maximum of $500 million. TCI is required to maintain at least a BBB (low) credit rating by DBRS Ltd. or the securitization trust may require the sale program to be wound down. The necessary credit rating was exceeded as of March 15, 2013.

On November 3, 2011 TELUS entered into a replacement five year $2 billion unsecured credit facility (the “2011 Credit Facility”) with a syndicate of 15 financial institutions. The 2011 Credit Facility replaces TELUS’ previous $2 billion facility which would have matured in May 2012. The 2011 Credit Facility may be used for general corporate purposes including the backstop of commercial paper. The material terms of the 2011 Credit Facility are substantively the same as TELUS’ previous credit facility other than pricing and an extension of the term to November 2016.

TRANSFER AGENT AND REGISTRAR

Our transfer agent and registrar is Computershare Trust Company of Canada. Computershare maintains the Company’s registers at 600, 530 - 8th Avenue SW, Calgary, Alberta T2P 3S8.

ADDITIONAL INFORMATION

Additional information relating to TELUS may be found on SEDAR at sedar.com and EDGAR at sec.gov. Additional information regarding directors’ and officers’ remuneration, and securities authorized for issuance under equity compensation plans, will be contained in TELUS’ information circular for the annual and special meeting to be held on May 9, 2013. Additional financial information is provided in the Company’s consolidated financial statements and MD&A for the year ended December 31, 2012. All of the above information can also be found at telus.com.

APPENDIX A:  TERMS OF REFERENCE FOR THE AUDIT COMMITTEE

The Board has established an Audit Committee (the “Committee”) to assist the Board in fulfilling its oversight responsibilities regarding the integrity of the Company’s accounting and financial reporting, the Company’s internal controls and disclosure controls, the Company’s legal and regulatory compliance, the Company’s ethics policy and timeliness of filings with regulatory authorities, the independence and performance of the Company’s external and internal auditors, the identification and management of the Company’s risks, the Company’s credit worthiness, treasury plans and financial policy and the Company’s whistleblower and complaint procedures.

1.                                      MEMBERSHIP

1.1                               The Committee will have a minimum of three members, including the chair of the Committee.  The Board, upon the recommendation of the Corporate Governance Committee, will appoint and remove the members of the Committee by a majority vote.  The members will sit on the Committee at the pleasure of the Board.

1.2                               The Board, upon the recommendation of the Corporate Governance Committee, will appoint the chair of the Committee from the Committee’s members by a majority vote.  The chair of the Committee will hold such position at the pleasure of the Board.

1.3                               All members of the Committee will be Independent Directors.

1.4                               All members of the Committee will be financially literate, as defined in accordance with applicable securities laws and standards of the stock exchanges on which the Company’s securities are listed.

1.5                               At least one member of the Committee will be an audit committee financial expert, as defined in accordance with applicable securities laws, and at least one member of the Committee will have accounting or related financial management expertise, as defined in accordance with applicable securities laws.

2.                                      MEETINGS

2.1                               The Committee will meet at least once each quarter and otherwise as necessary.  Any member of the Committee may call meetings of the Committee.

2.2                               All directors of the Company, including management directors, may attend meetings of the Committee provided, however, that no director is entitled to vote at such meetings and is not counted as part of the quorum for the Committee if he or she is not a member of the Committee.

2.3                               Notwithstanding section 2.2 above, the Committee will, as a regular feature of each regularly scheduled meeting, hold an in-camera session with the external auditors and separately with the internal auditors, without management or management directors present.  The Committee may, however, hold other in-camera sessions with such members of management present as the Committee deems appropriate.

2.4                               The Corporate Secretary or his or her nominee will act as Secretary to the Committee.

2.5                               The Committee will report to the Board on its meetings and each member of the Board will have access to the minutes of the Committee’s meetings, regardless of whether the director is a member of the Committee.

2.6                               The external auditors of the Company will receive notice of every meeting of the Committee and may request a meeting of the Committee be called by notifying the chair of the Committee of such request.

3.                                      QUORUM

The quorum necessary for the transaction of business at Committee meetings will be a majority of the members of the Committee.  A quorum once established is maintained even if members of the Committee leave the meeting prior to conclusion.

4.                                      DUTIES

The Board hereby delegates to the Committee the following duties to be performed by the Committee on behalf of and for the Board:

4.1                               Financial Reporting

Prior to public disclosure, the Committee will review and recommend to the Board, and where applicable, to the boards of the Company’s subsidiaries which are reporting issuers, for approval:

a)                                     the annual audited consolidated financial statements and interim unaudited consolidated financial statements of the Company and those of its subsidiaries that are reporting issuers, as defined in accordance with applicable securities laws;

b)                                     the interim and annual management’s discussion and analysis of financial condition and results of operations (MD&A) of the Company and those of its subsidiaries that are reporting issuers, as defined in accordance with applicable securities laws;

c)                                      earnings press releases and earnings guidance, if any; and

d)                                     all other material financial public disclosure documents of the Company and those of its subsidiaries that are reporting issuers, including prospectuses, press releases with financial results and the Annual Information Form.

4.2                               External Auditors

The external auditors will report directly to the Committee and the Committee will:

a)                                     appoint the external auditors, subject to the approval of the shareholders, and determine the compensation of the external auditors;

b)                                     oversee the work of the external auditors and review and approve the annual audit plan of the external auditors, including the scope of the audit to be performed and the degree of co-ordination between the plans of the external and internal auditors.  The Committee will discuss with the internal auditors, the external auditors and management, the adequacy and effectiveness of the disclosure controls and internal controls of the Company and elicit recommendations for the improvement of such controls or particular areas where new or more detailed controls or procedures are desirable.  Particular emphasis will be given to the adequacy of internal controls to prevent or detect any payments, transactions or procedures that might be deemed illegal or otherwise improper;

c)                                      meet regularly with the external auditors without management present and ask the external auditors to report any significant disagreements with management regarding financial reporting, the resolution of such disagreements and any restrictions imposed by management on the scope and extent of the audit examinations conducted by the external auditors;

d)                                     pre-approve all audit, audit-related and non-audit services to be provided to the Company or any of its subsidiaries, by the external auditors (and its affiliates), in accordance with applicable securities laws;

e)                                      annually review the qualifications, expertise and resources and the overall performance of the external audit team and, if necessary, recommend to the Board the termination of the external auditors or the rotation of the audit partner in charge;

f)                                       at least annually, obtain and review a report by the external auditors describing: the firm’s internal quality-control procedures; any material issues raised by the most recent internal quality control review, or peer review of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with such issues; and  all relationships between the external auditors and the Company;

g)                                      annually assess and confirm the independence of the external auditors and require the external auditors to deliver an annual report to the Committee regarding its independence, such report to include disclosure regarding all engagements (and fees related thereto) by the Company and relationships which may impact the objectivity and independence of the external auditors;

h)                                     require the external auditors to deliver an annual acknowledgement in writing to the Committee that the shareholders, as represented by the Board and the Committee, are its primary client;

i)                                         review post-audit or management letters, containing recommendations of the external auditors and management’s response;

j)                                        review reports of the external auditors; and

k)                                     pre-approve the hiring of employees and former employees of current and former auditors in accordance with applicable securities laws and TELUS policies.

Notwithstanding section 4.2(d) above, the Committee may delegate the pre-approval of audit, audit-related and non-audit services to any one member of the Committee, provided, however, a report is made to the Committee on any pre-approval of such services at the Committee’s first scheduled meeting following the pre-approval.

4.3                               Internal Auditors

The internal auditors will report functionally to the Committee and administratively to the Chief Financial Officer and the Committee will:

a)                                     review and approve management’s appointment, termination or replacement of the Chief Internal Auditor;

b)                                     review and consider the annual performance objectives, performance evaluation and compensation treatment of the Chief Internal Auditor;

c)                                      oversee the work of the internal auditors including reviewing and approving the annual internal audit plan and updates thereto;

d)                                     review the report of the internal auditors on the status of significant internal audit findings, recommendations and management’s responses and review any other reports of the internal auditors; and

e)                                      review the scope of responsibilities and effectiveness of the internal audit team, its reporting relationships, activities, organizational structure and resources, its independence from management, its credentials and its working relationship with the external auditors.

The internal auditors will report quarterly to the Committee on the results of internal audit activities and will also have direct access to the chair of the Committee when the internal auditors determine it is necessary.

4.4                               Whistleblower, Ethics and Internal Controls Complaint Procedures

The Committee will ensure that the Company has in place adequate procedures for:

a)                                     the receipt, retention and treatment of complaints received by the Company regarding accounting, internal controls or auditing matters; and

b)                                     the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

The CEO or CFO will report to the Committee, and the Committee will review such reports, on any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls.  Where the CEO, CFO and/or the Chief Internal Auditor are named in a complaint, the Director of Ethics and Internal Controls will speak directly with the Chair of the Committee.

The Chief Internal Auditor will report to the Committee, and the Committee will consider such reports, on the results of the investigation of whistleblower, ethics and internal controls complaints.

4.5                               Accounting and Financial Management

The Committee will review:

a)                                     with management and the external auditors, the Company’s major accounting policies, including the impact of alternative accounting policies and key management estimates, risks and judgments that could materially affect the financial results and whether they should be disclosed in the MD&A;

b)                                     emerging accounting issues and their potential impact on the Company’s financial reporting;

c)                                      significant judgments, assumptions and estimates made by management in preparing financial statements;

d)                                     the evaluation by either the internal or external auditors of management’s internal control systems, and management’s responses to any identified weaknesses;

e)                                      the evaluation by management of the adequacy and effectiveness in the design and operation of the Company’s disclosure controls and internal controls for financial reporting;

f)                                       audits designed to report on management’s representations on the effectiveness and efficiency of selected projects, processes, programs or departments;

g)                                      management’s approach for safeguarding corporate assets, data and information systems, the adequacy of staffing of key financial functions and their plans for improvements; and

h)                                     internal interim and post implementation reviews of major capital projects.

4.6                               Credit Worthiness, Treasury Plans and Financial Policy

The Committee will review with management:

a)                                     the Company’s financial policies and compliance with such policies;

b)                                     the credit worthiness of the Company;

c)                                      the liquidity of the Company; and

d)                                     important treasury matters including financing plans.

4.7                               Legal/Regulatory Matters and Ethics

The Committee will review:

a)                                     with management, the external auditors and legal counsel, any litigation, claim or other contingency, including any tax assessment, that could have a material effect upon the financial position or operating results of the Company;

b)                                     annually, management’s relationships with regulators, and the accuracy and timeliness of filings with regulatory authorities;

c)                                      annually and recommend to the Board for approval, together with the Human Resources and Compensation Committee, the ethics policy and material changes thereto;

d)                                     quarterly reports on ethics breaches pertaining to internal controls over financial reporting, including fraud involving management or other employees who have a role in the Company’s internal controls over financial reporting;

e)                                      quarterly reports from the Chief Legal Officer on compliance with laws and regulations; and

f)                                       quarterly reports from the Chief Compliance Officer on legal and regulatory compliance activities.

4.8                               Risk Management

The Committee will:

a)                                     consider reports on the annual enterprise business risk assessment and updates thereto;

b)                                     except to the extent that responsibility is reserved to the Board or delegated to another Board committee, review management’s implementation of risk policies and procedures, and assess the appropriateness and comprehensiveness of those policies and procedures;

c)                                      consider reports on financial risk management including derivative exposure and policies;

d)                                     consider reports on tax risk management and governance; and

e)                                      review other risk management matters from time to time as the Committee may consider suitable or the Board may specifically direct.

4.9                               Other

The Committee will review:

a)                                     the expenses of the Chair of the Board;

b)                                     the proposed disclosure concerning the Committee to be included in the Company’s Annual Information Form to verify, among other things, that it is in compliance with applicable securities law requirements;

c)                                      significant related party transactions and actual and potential conflicts of interest relating thereto to verify their propriety and that disclosure is appropriate;

d)                                     the disclosure policy of the Company;

e)                                      and evaluate, at least once annually, the adequacy of these Terms of Reference and the Committee’s performance, and report its evaluation and any recommendations for change to the Corporate Governance Committee.

The Committee will also have such other duties and responsibilities as are delegated to it and review such other matters as, from time to time, are referred to it by the Board.

5.                                      AUTHORITY

The Committee, in fulfilling its mandate, will have the authority to:

a)                                     engage and set compensation for independent counsel and other advisors;

b)                                     communicate directly with the Chief Financial Officer, internal and external auditors, Chief Compliance Officer and Chief General Counsel;

c)                                      delegate tasks to Committee members or subcommittees of the Committee; and

d)                                     access appropriate funding as determined by the Committee to carry out its duties.